Heartland, Inc.
P.O. Box 4320
Harrogate, TN  37752
(606) 248-7323

January 20, 2009

VIA EDGAR
Tracey McKoy, Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
1 Station Place, N.E., Stop 7010
Washington, D.C.  20549

Re:         Heartland, Inc.
Form 10-KSB for the Fiscal Year Ended December 31, 2007
Filed April 14, 2008
File No. 000-27045

Dear Ms. McKoy:

We are in receipt of your letter dated August 14, 2008.  Below please find our responses to your letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2007

Management’s Report on Internal Control over Financial Reporting, Page 17

1.           As discussed in our prior comment 12, the language in your Form 10KSB for the fiscal year ended December 31, 2007 and your Form 10Q for March 31, 2008 may confuse investors as to your conclusions regarding the effectiveness of your internal control over financial reporting as required by Item 308T(a)(3).  Please amend your Form 10-KSB to clearly state management’s conclusion as to the effectiveness of your internal control over financial reporting as required by Item 308T(a)(3) of Regulation S-B.  Please ensure all amended and future filings include the latest certifications, as discussed in prior comment 13.

Response

We do not believe there is any confusion as to the language in our Form 10KSB for the fiscal year ended December 31, 2007. We clearly identified and reported significant deficiencies in our internal controls over financial reporting that we had found.   As we have clearly stated the deficiencies, we do not believe the amendment of the Form 10-KSB will provide the reader with an additional benefit.

Tracey McKoy, Staff Accountant
Securities and Exchange Commission
January 20, 2009

Liquidity and Capital Resources, page 14

2.           From your response to prior comment 2, it is not clear whether you intend to expand your discussion of liquidity and capital resources.  The discussion on page 14 of your Form 10KSB is brief and is limited to mention of: the replacement of officers, the development of a strategic plan, the evaluation of a strategic plan, the evaluation of certain substantial financing arrangements and careful consideration of other strategic initiatives.  No detail is provide for the strategic plan, financing arrangements or other strategic initiatives.  As such, the discussion does not appear to meet the basic requirements of Item 303 of Regulation SB or SK including discussion of:

•	Any known trends, events or uncertainties that have or are reasonably likely to have a material impact on the small business issuer’s short term or long term liquidity;
•	Internal and external sources of liquidity;
•	Any material commitments for capital expenditures and the expected sources of funds for such expenditures.

Moreover, Section 6.07.02 of the Financial Reporting Codification states the requirements of Item 303 “are intended to and should elicit detailed cash flow discussion from any registrant whose independent accountant report is qualified because of doubt about the entity’s continued existence.”  Pleas revise the discussion in your amended 10KSB (see comment above) to include a reasonably detailed discussion of your ability or inability to generate sufficient cash to support operations during the twelve month period following the date of the financial statements being reported upon. This discussion should be updated as necessary on a quarterly basis.  Please also refer to Section 501.03(a) of the FRC and SEC Release 33-8350.

Response

The detail of the strategic plan consisted of one basic idea and that was to eliminate any operating segment of the business that could not or would not for the foreseeable future provide a positive cash flow back to the corporate level of the business.  The initial stages of this plan, as discussed in the liquidity section, were to restructure management, curtail expenses and examining other strategic initiatives.  It is and continues to be Management’s belief that all other issues relating to liquidity and capital resources can only be considered after it is determined that a given operating segment is able to support itself along with providing a positive cash flow.

With the elimination of the last non-positive cash flow operating segment as of the beginning of the third quarter, management believes it has eliminated the vast majority of the issues relating to liquidity and capital resource problems going forward. It is management’s belief that we have an operating segment currently generating a positive cash flow and future acquisitions will be determined based on this same idea.

The simple elimination of these non-positive cash flow operating segments has put the company on much better financial footing going forward and removes what we believe to be the auditor’s doubt about the entity’s continued existence. Management knows of no other trends, events or uncertainties that have or are reasonably likely to have a material impact on our short-term or long term liquidity other than those stated above. Internally generated cash flow from operations will help bolster liquidity in the short term and should be sufficient to pay trade creditors and operating expenses for the next 12 months. Management would look for outside sources of capital for acquisitions that could in turn provide additional positive cash flows back to the company.

Tracey McKoy, Staff Accountant
Securities and Exchange Commission
January 20, 2009

The bottom line numbers reported for the third and fourth quarter of 2007 are reflective of the turn around being made.

Consolidated Statements of Cash Flows, page F-5

3.           We have read your response to prior comment 5 and are not clear how you intend to present cash flows from discontinued operations.  The disclosure of cash flows from discontinued operations separately from cash flow from continuing operations is not required on the statements of cash flows.  However, if you do separately present cash flows from discontinued operations, they must be appropriately classified as operating, investing or financing activities in accordance with SFAS 95.  Please refer to SFAS 95 for guidance.  A useful discussion on this topic can also be found in Joel Levine’s speech at the AICPA Thirty Third National Conference in December 2005.  Please appropriately revise the statements of cash flows in your amended Form 10KSB.

Response

The disclosure of cash flow from discontinued operations should be removed altogether. The sole purpose of the disclosure was to try and be consistent in the manner in which we were reporting the information over the two years.

Note P – Discontinued Operations

4.           We have read your response to prior comment 9.  In Exhibit B you state the gain was calculated based on the remaining obligation on your books less the net value of the assets of the individual departments.  We remain unclear as to your accounting for discontinued operations and the calculation of the gain recognized in 2006 $4 million.  Please tell us:

•	How and when you disposed of the assets of Monarch and Evans;
•	The specific terms and conditions of your agreements and transactions with the former owners and other parties;
•	The legal resolution of the Monarch and Evans notes payable;
•	Whether you will have continued involvement with Monarch or Evans, including financial obligations, assistance with company operations, or consulting services; and
•	How your accounting and gain recognition for discontinued operations is consistent with SFAS 144.

Response

All ties with Monarch and Evans were cut in the first and second quarters of 2006. We have no current involvement with the two companies. All the stock that had been issued and/or monies that had been paid relating to the acquisition were forfeited. All the assets remained with Monarch and Evans as part of the separation. Simply put, these were two of the non-positive cash flow segments that management deemed to be part of the problem and could not see any means of these two companies being able to provide a positive cash flow anytime in the near future. It was in the best interest of all parties to go their separate ways. These companies had no impact on the financial statements for the year ending December 31, 2007.

Tracey McKoy, Staff Accountant
Securities and Exchange Commission
January 20, 2009

5.           We have read your response to prior comment 10.  We remain unclear as to your accounting for the discontinued operations of the VIEs (Mundis, Windcrest and Parr) and the calculation of the gain recognized in 2006 of $2.9 million.  Please address the following:

•	Please tell us how and why you disposed of the assets of each of the VIEs.
•	Tell us the specific terms and conditions of your agreements and transactions surrounding these VIEs.
•	Provide a narrative telling us what $2.3 million, $834,000 and $(279,000) represents for Mundis, Windcrest and Parr, respectively in Exhibit B
•	Please tell us whether you will have continued involvement with any of the VIEs, including financial obligations, assistance with company operations or consulting services.
•	Please tell us how your accounting and gain recognition for discontinued operations is consistent with SFAS 144, FIN 46R and other authoritative guidance.

Response

Here again, the company made a decision to back away from all operations that we did not feel could provide a positive cash flow back to the company or in areas that we lacked sufficient expertise in order to properly oversee the operations.

All ties with these VIE’s were cut in 2006 and we have not had any further involvement with these companies. There are no items remaining on our balance sheet relating to any of these companies and the only items on the income statement are those already mentioned and only for the year ended December 31, 2006. These particular VIE’s had no impact on the financial statements for the year ending December 31, 2007.

Item 8A and 8A(T) – Controls and Procedures, page 17

6.           We have read your response to prior comment 11.  Although you indentified and corrected the material weakness in the current period, it remains unclear whether this error existed in prior periods but was corrected in a subsequent period.  Please clarify when the error originated and tell us the impact of the error on reported revenue, income (loss) from continuing operations and net income (loss) for all affected quarterly and annual reports.

Response

The error originated with the preparation of the financial statements for the year ended December 31, 2007.  The auditor, in reviewing the financial statements for the year ended December 31, 2007 discovered the error and the financial statements were amended properly, prior to filing the financial statements with the SEC.  As a result, the duplicate billing error was not included in the financial statements filed by the Company.  As such, there was no error on reported revenue, income (loss) from continuing operations and net income (loss) for any quarterly or annual reports that we are aware of.

***

Tracey McKoy, Staff Accountant
Securities and Exchange Commission
January 20, 2009

Per your request, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in their filings;
•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I believe the above items have fully answer your questions or at least given you grounds for understanding why items were disclosed in the manner they were in the 10KSB. I do not see any need to amend the prior 10KSB in order to make changes that are not material to the financial statements. Most of the items pointed out in your letter are no longer of any concern going forward.

•	We have completely removed all references to the discontinued operations and have had no ties with any of these companies since 2006.
•	we had identified and pointed out the internal control deficiencies in the original filing and the requested revisions would not provide any material benefit to the reader.
•	The material weakness was also addressed and the problem corrected prior to the financial statements having been issued.

I would also ask you to understand we have since changed auditing firms and it would be extremely difficult for us to go back and rehire the auditing firm that signed off on this set of financials to agree to reissue their report. Even if we could get the old auditing firm to agree to go back and look at these financials again, we would be the last company on what I am sure would be a long list of companies that they would get to eventually.

It simply does not seem to be in our shareholders best interest to go back and spend all that time, effort and money on items that have no material bearing on the financials themselves. It is for this reason that I ask you to use the information provided and not require an amended filing.

I greatly appreciate your consideration in this matter and will be glad to provide any additional information that I can in getting this matter resolved.

Please let me know if I can be of any further assistance or help in this matter.

Respectfully,

/s/Mitchell L. Cox

Mitchell L. Cox, CPA
CFO

cc:   Stephen M. Fleming, Esq. (Via Fax 516-977-1209)